

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2024

Samuel Thacker
President of Double Platinum Management LLC
Jukebox Hits Vol. 1 LLC
10000 Washington Blvd
Suite 07-134
Culver City, CA 90232

> **Re: Jukebox Hits Vol. 1 LLC**
> **Amended Offering Statement on Form 1-A**
> **Filed on December 4, 2023**
> **File No. 024-12335**

Dear Samuel Thacker:

We have reviewed your amended offering statement and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 1, 2023 letter.

Amended Offering Statement on Form 1-A filed December 4, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 34

1.   We note your response to prior comment 4. In light of your operations thus far, please revise your filing to include financial statements that comply with the requirements of Part F/S of Form 1-A.

Please contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Zachary Fallon